EXHIBIT 17

LETTER OF RESIGNATION

October 28, 2003

Mr. Bill McMorries
Chairman of the Board of Trust Managers
Church Loans & Investments Trust
5305 I-40 West
Amarillo, TX 79106

Dear Mr. McMorries,

Please  accept this as my  resignation  as a member of the Board of Trust  Managers of Church  Loans &  Investments
Trust  effective as of Tuesday,  October 28, 2003.  Please know that my resignation is not due to any  disagreement with Church Loans & Investments  Trust,  its Board of Trust Managers or its management  over any matter relating to the operations, policies or practices of Church Loans.

Thank you for the past  opportunity to serve on the Board and I wish Church Loans the very best in the future.

Sincerely yours,
/s/ Terry Hays ____________ Terry Hays